October 17, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: Rolaine S. Bancroft

Re:	Toyota Motor Credit Corporation Toyota Leasing, Inc. Toyota Lease Trust Registration Statement on Form S-3 Filed October 17, 2011 File No. 333-175744

Dear Ms. Bancroft:

On September 22, 2011 (the “Submission Date”), our client, Toyota Leasing, Inc. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On October 6, 2011, we received a letter containing your comment (the “Comment”) to the Documents.  Submitted below, on behalf of the Company, is the Company’s response (the “Response”) to the Comment.

For your convenience, the text of the Comment is presented in bold italics before the Response and the Response includes a reference to the page number within the applicable Documents.  The page reference in this letter is to the marked version of the applicable Document, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Toyota Leasing, Inc.
October 17, 2011

Base Prospectus

The Leases, page 44

1.
Comment: We note your response to comment 3 in our letter dated August 18, 2011 that the representations and warranties made by a dealer will not be incorporated into the underlying transaction agreements for the asset-backed securities. We also note that you state that the representations and warranties from the dealer “do not typically relate to the creditworthiness of the related lessees or the collectability of such leases.” Please revise to disclose what types of representations and warranties may be given with respect to creditworthiness or collectability that would not also be included in the representations and warranties given by TMCC and include a risk factor discussion. Alternatively, delete the word “typically.”

Response:  We have revised the above referenced sentence in the Base Prospectus to delete the word “typically”.  Please see page 44 of the Base Prospectus.

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Toyota Leasing, Inc.
October 17, 2011

If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach

cc:           Jennifer Ishiguro
Toyota Motor Credit Corporation